Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM ANNOUNCES $10 MILLION SHARE REPURCHASE PROGRAM

Athens, Greece, February 9, 2026 – Imperial Petroleum Inc. (Nasdaq: IMPP) (the “Company”) today announced that its Board of Directors has approved a share repurchase program and authorized the officers of the Company to repurchase, from time to time, up to $10,000,000 of the Company’s common stock. Shares may be purchased in open market or privately negotiated transactions, at times and prices that are considered to be appropriate by the Company, and the program may be suspended or discontinued at any time.

About Imperial Petroleum Inc.

IMPERIAL PETROLEUM INC. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of nineteen vessels on the water - seven M.R. product tankers, two suezmax tankers, three handysize drybulk carriers, five supramax drybulk carriers and two kamsarmax drybulk vessels - with a total capacity of 1,195,000 deadweight tons (dwt) and has contracted to acquire an additional five handysize drybulk carriers, a post panamax drybulk carrier and a product tanker of 319,400 dwt aggregate capacity. Following these deliveries, the Company’s fleet will count a total of 26 vessels with an aggregate capacity of about 1.5 million dwt. IMPERIAL PETROLEUM INC.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP,” respectively.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical or current facts, including statements related to the Company’ share repurchase program and capital strategy, are forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC. Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

info@ImperialPetro.com